UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Terra Property Trust, Inc.

(Name of Issuer)

Class B Common Stock, $0.01 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Vikram S. Uppal

205 West 28th Street, 12th Floor

New York, New York 10001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Terra Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,484,763.59
	8	SHARED VOTING POWER 17,029,775.95
	9	SOLE DISPOSITIVE POWER 2,484,763.59
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,514,539.54(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.24%(2)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Terra Fund Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,029,775.95
	9	SOLE DISPOSITIVE POWER 17,029,775.95
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,029,775.95(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.02%(2)
14	TYPE OF REPORTING PERSON IA

(1)

Terra Property Trust, Inc. (the “Issuer”) filed a Current Report on Form 8-K with the Securities and Exchange Commission on October 3, 2022 (the “Merger 8-K”) relating to the completion of the merger (the “Merger”) of Terra Income Fund 6, Inc. (“Terra BDC”) with and into Terra Income Fund 6, LLC (formerly “Terra Merger Sub, LLC”), a wholly owned subsidiary of the Issuer. On the closing date of the Merger, the Issuer filed Articles of Amendment to the Articles of Amendment and Restatement of the Issuer (the “Charter Amendment”). Pursuant to the Charter Amendment, (i) the authorized shares of stock which the Issuer has authority to issue were increased from 500,000,000 to 950,000,000, consisting of 450,000,000 shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), 450,000,000 shares of Class B Common Stock, $0.01 par value per share (“Class B Common Stock” and each a “Share”), and 50,000,000 shares of Preferred Stock, $0.01 par value per share and (ii) each share of the Issuer’s common stock issued and outstanding immediately prior to the completion of the Merger was automatically changed into one issued and outstanding share of Class B Common Stock. The Shares rank equally with and have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as each other share of Class A Common Stock of the Issuer, except with respect to conversion; on the 180th calendar day (or, if such date is not a business day, the next business day) after the date of initial listing on a national securities exchange of shares of Class A Common Stock, or such earlier date as approved by the Issuer’s board of directors (the “Board”) and set forth in a Certificate of Notice (the “First Conversion Date”) filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”), one-third of the issued and outstanding Shares will automatically convert into an equal number of shares of Class A Common Stock. On the 365th calendar day (or, if such date is not a business day, the next business day) after the date of initial listing on a national securities exchange of shares of Class A Common Stock or such earlier date following the First Conversion Date as approved by the Board and set forth in a Certificate of Notice filed with the SDAT (the “Second Conversion Date”), one-half of the issued and outstanding Shares will automatically convert into an equal number of shares of Class A Common Stock. On the 545th calendar day (or, if such date is not a business day, the next business day) after the date of initial listing on a national securities exchange of shares of Class A Common Stock or such earlier date following the Second Conversion Date as approved by the Board and set forth in a Certificate of Notice filed with the SDAT, all of the issued and outstanding Shares will automatically convert into an equal number of shares of Class A Common Stock. At the effective time of the Merger, except for any shares of common stock, par value $0.001 per share, of Terra BDC (“Terra BDC Common Stock”) held by the Issuer or any wholly owned subsidiary of the Issuer or Terra BDC, which shares were automatically retired and ceased to exist with no consideration paid therefor, each issued and outstanding share of Terra BDC Common Stock was automatically cancelled and retired and converted into the right to receive (i) 0.595 shares of the newly designated Shares and (ii) cash, without interest, in lieu of any fractional Shares. The 19,514,539.54 aggregate Shares beneficially owned includes (i) 2,457,684.59 Shares owned by Terra Income Fund International, a Cayman Islands exempt corporation (“TIFI”) and Terra Secured Income Fund 5 International, a Cayman Islands exempt corporation (“TIF5 International”) through Terra Offshore Funds REIT, LLC (“Terra Offshore REIT”), (ii) 17,029,775.95 Shares owned by Terra Secured Income Fund 5, LLC, a Delaware limited liability company (“Terra Fund 5”) and Terra Secured Income Fund 7, LLC, a Delaware limited liability company (“Terra Fund 7”) through a controlled subsidiary (the “Controlled Subsidiary”) and (iii) 27,079 Shares issued to Terra Capital Partners, LLC, a Delaware limited liability company (“Terra Capital Partners”), in connection with the Merger in exchange for its shares of Terra BDC Common Stock (the “Merger Shares”). On March 2, 2020, the Issuer, Terra Fund 5, the Controlled Subsidiary and Terra REIT Advisors, LLC, a Delaware limited liability company (“Terra REIT Advisors”), the external manager of the Issuer, entered into the Amended and Restated Voting Agreement (the “Voting Agreement”), pursuant to which for the period that Terra REIT Advisors, a wholly-owned subsidiary of Terra Capital Partners, remains the external manager of the Issuer, Terra REIT Advisors will have the right to nominate two individuals to serve as directors of the Issuer and, until the Controlled Subsidiary no longer holds at least 10% of the outstanding Shares, Terra Fund 5 and Terra Fund 7, through the Controlled Subsidiary, will have the right to nominate one individual to serve as a director of the Issuer, as described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2020. Terra REIT Advisors serves as manager to each of TIFI and TIF5 International, and also serves as adviser to Terra Offshore REIT. Terra REIT Advisors is managed by, and is a wholly-owned subsidiary of, Terra Capital Partners.

(2)

The percentage is based upon 24,321,185.54 Shares outstanding, which is the sum of (i) 19,487,460.54 Shares outstanding as of August 12, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the Securities and Exchange Commission on August 12, 2022 and (ii) approximately 4,833,725 Shares issued by the Issuer pursuant to the Merger as disclosed in the Merger 8-K.

(3)

Represents the 17,029,775.95 Shares owned by Terra Fund 5 and Terra Fund 7 through the Controlled Subsidiary. The Controlled Subsidiary is managed by Terra Fund 5 and Terra Fund 7, its managing members. Terra Fund 5 is managed by Terra Fund Advisors, LLC, a Delaware limited liability company (“Terra Fund Advisors”), its managing member. Terra Fund 7 is managed by a wholly-owned subsidiary of Terra Fund Advisors, which in turn is managed by Terra Fund Advisors. Subject to certain restrictions, Terra Fund Advisors is managed by its board of managers. The members of the board of managers of Terra Fund Advisors are Bruce Batkin and Simon Mildé.

This Amendment No. 1 (“Amendment No. 1”) supplements and amends the Schedule 13D filed on March 16, 2020 (the “Original Filing”), by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. The Schedule 13D, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Responses to each item of this Schedule 13D are incorporated by reference into the responses to each other item, as applicable.

Item	1. Security and Issuer.

This Schedule 13D relates to the shares of Class B Common Stock, $0.01 par value per share (the “Shares”), of Terra Property Trust, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 205 West 28th Street, 12th Floor, New York, New York 10001.

Item	2. Identity and Background.

(a) This Schedule 13D is filed by Terra Capital Partners, LLC, a Delaware limited liability company (“Terra Capital Partners”) and Terra Fund Advisors, LLC, a Delaware limited liability company (“Terra Fund Advisors”) (the foregoing collectively, the “Reporting Persons”), and is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, pursuant to the Statement Appointing Designated Filer included as Exhibit 2 hereto.

(b) The principal business address of each of the Reporting Persons is 205 West 28th Street, 12th Floor, New York, New York 10001.

(c) The principal business of each of Terra Capital Partners and Terra Fund Advisors is to engage in any lawful business, purpose or activity that may be undertaken by a limited liability company organized under and governed by the Delaware Limited Liability Company Act.

Terra REIT Advisors, LLC, a Delaware limited liability company (“Terra REIT Advisors”), the external manager of the Issuer, serves as manager to each of Terra Income Fund International, a Cayman Islands exempt corporation (“TIFI”) and Terra Secured Income Fund 5 International, a Cayman Islands exempt corporation (“TIF5 International”), and also serves as adviser to Terra Offshore Funds REIT, LLC , a Delaware limited liability company (“Terra Offshore REIT”). Terra REIT Advisors is member managed, and is a wholly-owned subsidiary of Terra Capital Partners. Terra Fund Advisors is the manager of Terra Secured Income Fund 5, LLC, a Delaware limited liability company (“Terra Fund 5”). Terra Fund Advisors also manages a wholly-owned subsidiary that is the manager of Terra Secured Income Fund 7, LLC, a Delaware limited liability company (“Terra Fund 7”). Terra Fund 5 and Terra Fund 7 own their Shares through a controlled subsidiary (the “Controlled Subsidiary”), of which each is a managing member. Subject to certain restrictions, Terra Fund Advisors is managed by its board of managers. The members of the board of managers of Terra Fund Advisors are Messrs. Batkin and Mildé.

Terra Capital Partners exercises sole voting and dispositive power over the Shares owned by TIFI and TIF5 International through Terra Offshore REIT, and shares voting power over the Shares owned by Terra Fund 5 and Terra Fund 7 through the Controlled Subsidiary. Terra Fund Advisors exercises sole dispositive power and shared voting power over the Shares owned by Terra Fund 5 and Terra Fund 7 through the Controlled Subsidiary. Terra Capital Partners may be deemed to beneficially own the Shares that are owned by Terra Fund 5 and Terra Fund 7, through the Controlled Subsidiary, and the Shares owned by TIFI and TIF5 International, through Terra Offshore REIT. Terra Fund Advisors may be deemed to beneficially own the Shares that are owned by Terra Fund 5 and Terra Fund 7 through the Controlled Subsidiary.

However, neither Terra Capital Partners nor Terra Fund Advisors has any ownership interest in these Shares, other than Terra Capital Partners’ ownership interest in the 27,079 Shares issued to it in connection with the Merger (as defined below) in exchange for its shares of Terra BDC Common Stock (as defined below) (the “Merger Shares”). Accordingly, each of Terra Capital Partners and Terra Fund Advisors disclaims beneficial ownership of the Shares owned by Terra Fund 5 and Terra Fund 7, through the Controlled Subsidiary, and the Shares owned by TIFI and TIF5 International, through Terra Offshore REIT, except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that such persons are the beneficial owners of such shares for purposes of Section 16 or for any other purpose.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A-1 or A-2 has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or formal order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors or managers of each Reporting Person are set forth on Schedules A-1 or A-2 hereto and are incorporated herein by reference.

Item	3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Shares reported on this Schedule 13D in connection with the following transactions:

On October 1, 2022, Terra Income Fund 6, Inc. (“Terra BDC”) merged (the “Merger”) with and into Terra Income Fund 6, LLC (formerly “Terra Merger Sub, LLC”), a wholly owned subsidiary of the Issuer. At the effective time of the Merger, except for any shares of common stock, par value $0.001 per share, of Terra BDC (“Terra BDC Common Stock”) held by the Issuer or any wholly owned subsidiary of the Issuer or Terra BDC, which shares were automatically retired and ceased to exist with no consideration paid therefor, each issued and outstanding share of Terra BDC Common Stock was automatically cancelled and retired and converted into the right to receive (i) 0.595 shares of the newly designated Shares and (ii) cash, without interest, in lieu of any fractional Shares. Terra Capital Partners received the Merger Shares in connection with the Merger in exchange for its shares of Terra BDC Common Stock.

Item	4. Purpose of Transaction.

The Reporting Persons beneficially acquired the Shares in connection with the transactions as described in Item 3 above.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as otherwise set forth in this Schedule 13D. The Reporting Persons may from time to time, depending on market conditions and other considerations, including the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, purchase, or cause affiliates to purchase, additional Shares or dispose of, or cause affiliates to dispose of, some or all of the Shares held by them, and/or make, or cause affiliates to make, in-kind distributions of Shares to their members, and the Reporting Persons reserve the right to change their respective intentions with respect to any or all of the matters referred to in this Item 4 of Schedule 13D.

Item	5. Interest in Securities of the Issuer.

(a)

Terra Fund Advisors, as the managing member of Terra Fund 5 and the sole member of the managing member of Terra Fund 7, may be deemed to beneficially own the 17,029,775.95 Shares owned by Terra Fund 5 and Terra Fund 7 through the Controlled Subsidiary, or approximately 70.02% of the outstanding Shares.

Terra Capital Partners may be deemed to beneficially own the 19,514,539.54 Shares in aggregate consisting of (1) the Shares owned by Terra Fund 5 and Terra Fund 7, through the Controlled Subsidiary, (2) the Shares owned by TIFI and TIF5 International, through Terra Offshore REIT and (3) the Merger Shares owned by Terra Capital Partners, or 80.24% of the outstanding Shares.

However, neither Terra Capital Partners nor Terra Fund Advisors has any ownership interest in these Shares, other than Terra Capital Partners’ ownership interest in the Merger Shares. Accordingly, each of Terra Capital Partners and Terra Fund Advisors disclaims beneficial ownership of the Shares owned by Terra Fund 5 and Terra Fund 7, through the Controlled Subsidiary, and the Shares owned by TIFI and TIF5 International, through Terra Offshore REIT, except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that such persons are the beneficial owners of such shares for purposes of Section 16 or for any other purpose.

Except as otherwise disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A-1 or A-2 hereto, beneficially owns any Shares or has the right to acquire any Shares.

Because of the relationships described above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the Shares held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

(b)

Regarding the number of Shares that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.

(c)	See Item 3 above for a description of transactions in the Shares that were effected by the Reporting Persons during the past sixty days.

(d)

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by them.

(e)	Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or amongst any of the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item	7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of May 2, 2022, by and among Terra Property Trust, Inc., Terra Income Fund 6, Inc., Terra Merger Sub, LLC, Terra Income Advisors, LLC and Terra REIT Advisors, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 5, 2022).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2022

Terra Capital Partners, LLC

By:	/s/ Vikram Uppal
Name: Vikram Uppal
Title: Authorized Signatory